

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2020

Douglas L. Williams
Chief Executive Officer
Atlantic Capital Bancshares, Inc.
945 East Paces Ferry Road NE, Suite 1600
Atlanta, GA 30326

> **Re: Atlantic Capital Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 16, 2020**
> **File No. 333-249517**

Dear Mr. Williams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance